SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Cue Health Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

229790100
(CUSIP Number)

Tarsadia Investments, LLC
520 Newport Center Drive, 21st Floor
Newport Beach, CA 92660

Tarsadia Capital, LLC

712 Fifth Avenue, Suite 32D

New York, NY 10019

T-Twelve Holdings, LLC

c/o Sierra Fiduciary Support Services

100 West Liberty St., Suite 750

Reno, NV 89501

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 229790100	Schedule 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON TCCS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,684,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,684,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,684,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON TC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,684,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,684,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,684,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Tarsadia Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,684,791
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,684,791
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,684,791
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON NVGA I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,230,779
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,230,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,230,779
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON CP (HLTH), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,612,913
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,612,913
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,612,913
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Tarsadia Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,843,692
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,843,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,843,692
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON TUP Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,068,174
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,068,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,068,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 229790100	Schedule 13D/A	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON T-Twelve Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,319,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,319,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON TFC Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,319,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,319,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,319,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 229790100	Schedule 13D/A	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON Rishy Reddy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 72,573 (including 63,300 Shares underlying restricted stock units)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 72,573 (including 63,300 Shares underlying restricted stock units)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 72,573 (including 63,300 Shares underlying restricted stock units)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 229790100	Schedule 13D/A	Page 12 of 17 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D filed by the undersigned on September 11, 2023 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on September 15, 2023 (“Amendment No. 1” and, together with this Amendment No. 2, the “Schedule 13D”) as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)	This statement is being filed by:

i.	TCCS I, LP, a Delaware limited partnership (“TCCS”), with respect to the Shares held by it;

ii.	TC GP, LLC, a Delaware limited liability company (“TC GP”), as the general partner of TCCS, with respect to the Shares held by TCCS;

iii.	Tarsadia Capital, LLC, a Delaware limited liability company (“Tarsadia Capital”), as the investment manager of TCCS, with respect to the Shares held by TCCS;

iv.	NVGA I, LLC, a Delaware limited liability company (“NVGA”), with respect to the Shares held by it;

v.	CP (HLTH), LLC, a Delaware limited liability company (“CP HLTH”), with respect to the Shares held by it;

vi.	Tarsadia Investments LLC, a California limited liability company (“Tarsadia Investments”), as the investment manager of each of NVGA and CP HLTH, with respect to the Shares held by each of them;

vii.	TUP Investments, L.P., a California limited partnership (“TUP Investments”, together with TCCS, TC GP, Tarsadia Capital, NVGA, CP HLTH and Tarsadia Investments, the “Tarsadia Reporting Persons”), with respect to the Shares held by it;

viii.	T-Twelve Holdings, LLC, a Nevada limited liability company (“T-Twelve Holdings”), with respect to the Shares held by it;

ix.	TFC Manager, LLC, a Nevada limited liability company (“TFC Manager”, and together with T-Twelve Holdings, the “T-Twelve Reporting Persons”), as the manager of T-Twelve Holdings, with respect to the Shares held by T-Twelve Holdings; and

x.	Mr. Rishi Reddy (“Mr. Reddy”) with respect to the Shares and the Shares issuable upon vesting of restricted stock units held by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Tushar Patel, a United States citizen (the “Tarsadia Principal”), is the ultimate control person of each of the Tarsadia Reporting Persons.

CUSIP No. 229790100	Schedule 13D/A	Page 13 of 17 Pages

Akram Mahesh, a United States citizen (the “T-Twelve Principal”), is the ultimate control person of each of the T-Twelve Reporting Persons.

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

(b)	The principal business address of:

i.	Each of TCCS, TC GP and Tarsadia Capital is 712 Fifth Avenue, Suite 32D, New York, NY 10019;

ii.	Each of NVGA, CP HLTH, TUP Investments, Tarsadia Investments and the Tarsadia Principal is 520 Newport Center Dr., 21st Floor, Newport Beach, CA 92660;

iii.	Each of T-Twelve Holdings, TFC Manager and the T-Twelve Principal is c/o Sierra Fiduciary Support Services, 100 West Liberty St., Suite 750, Reno, NV 89501; and

iv.	Mr. Reddy is c/o Tarsadia Investments, LLC 520 Newport Center Dr., 21st Floor, Newport Beach, CA 92660.

(c)	The principal business of:

i.	Each of TCCS, NVGA, CP HLTH, TUP Investments and T-Twelve Holdings is to serve as a private investment vehicle for the owners thereof;

ii.	TC GP is to serve as the general partner of TCCS;

iii.	Tarsadia Capital, which is part of a single-family office that, together with Tarsadia Investments and one or more of their respective affiliates, is to provide investment management services to TCCS and other private investment vehicles, in each case, for the owners thereof;

iv.	Tarsadia Investments, which is part of a single-family office that, together with Tarsadia Capital and one or more of their respective affiliates, is to provide investment management services to NVGA and CP HLTH, and other private investment vehicles, in each case for the owners thereof;

v.	TFC Manager is to serve as the manager of T-Twelve Holdings;

vi.	The Tarsadia Principal is as Chairman and Founder of the Tarsadia family office;

vii.	The T-Twelve Principal is to serve as an Analytics Advisor at a global health company; and

viii.	Mr. Reddy is Head of Venture and Growth Equity Investing at Tarsadia Investments.

CUSIP No. 229790100	Schedule 13D/A	Page 14 of 17 Pages

(d)	During the last five years, none of the Reporting Persons, the Tarsadia Principal or the T-Twelve Principal has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons, the Tarsadia Principal or the T-Twelve Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	i.	TCCS is a Delaware limited partnership;

	ii.	Each of TC GP and Tarsadia Capital is a Delaware limited liability company;

	iii.	NVGA is a Delaware limited liability company;

	iv.	CP HLTH is a Delaware limited liability company;

	v.	Tarsadia Investments is a California limited liability company;

	vi.	TUP Investments is a California limited partnership;

	vii.	Each of T-Twelve Holdings and TFC Manager is a Nevada limited liability company; and

	viii.	Each of the Tarsadia Principal, the T-Twelve Principal and Mr. Reddy is a citizen of the United States of America.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

On February 16, 2024, each of the Reporting Persons entered into a Cooperation Agreement with the Issuer (the “Cooperation Agreement”), pursuant to which, among other things, the Issuer has agreed to increase the size of the Issuer’s board of Directors (the “Board”) and appoint Mr. Reddy as a Class I director, effective immediately, with a term expiring at the Issuer’s 2025 annual meeting of stockholders. Concurrent with his appointment to the Board, Mr. Reddy was appointed to serve on the Nominating and Corporate Governance Committee of the Board. The Company will cooperate in good faith with the Reporting Persons to mutually agree upon an additional individual to serve as an independent director on the Board.

The Cooperation Agreement also provides for customary standstill provisions during the Restricted Period (as defined of the Cooperation Agreement), including, among other things, a restriction on the ability of the Reporting Persons to increase their beneficial ownership of the Issuer’s Shares.

The Cooperation Agreement also provides that during the Restricted Period, the Reporting Persons will vote, subject to certain limited exceptions, their Shares, at each stockholder meeting, in accordance with the recommendation of the Board.

CUSIP No. 229790100	Schedule 13D/A	Page 15 of 17 Pages

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement which is attached hereto as Exhibit 99.3.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) See rows (11) and (13) of each of the cover pages to this Schedule 13D for the number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage of Shares reported beneficially owned by the Reporting Persons is based upon 154,632,057 Shares outstanding as of November 1, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2023.

As disclosed in Item 4, as of August 31, 2023, the Tarsadia Reporting Persons and the T-Twelve Reporting Persons have determined to work together in furtherance of the objectives set forth in the August 31 Press Release and the Cooperation Agreement. Accordingly, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 21,988,230 Shares, representing approximately 14.21% of the outstanding Shares. Each of the Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented by the addition of the following:

Item 4 of this Amendment No. 2 is hereby incorporated by reference herein.

On February 16, 2024, Mr. Reddy was granted a total of 63,300 restricted stock units in consideration for his service on the Board. The restricted stock units will vest in full on June 5, 2024, subject to Mr. Reddy’s continued service as a director.

Except as otherwise set forth herein, and the joint filing agreement attached hereto as Exhibit 99.4, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.3:	Cooperation Agreement, dated February 16, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K, filed with the SEC on February 16, 2024).

Exhibit 99.4	Joint Filing Agreement, dated February 21, 2024.

CUSIP No. 229790100	Schedule 13D/A	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: February 21, 2024

TCCS I, LP
By: TC GP, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TC GP, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

Tarsadia Capital, LLC

/s/ Vikram Patel
Name: Vikram Patel
Title: Head of Tarsadia Capital, LLC

NVGA I, LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

CP (HLTH), LLC
By: TI Manager, LLC, its Manager

/s/ Vikram Patel
Name: Vikram Patel
Title: Managing Director

CUSIP No. 229790100	Schedule 13D/A	Page 17 of 17 Pages

Tarsadia Investments, LLC

/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: President

TUP Investments, L.P.
By: TUP Three, LLC, its General Partner

/s/ Vikram Patel
Name: Vikram Patel
Title: Manager

T-Twelve Holdings, LLC By: TFC Manager, LLC, its Manager

/s/ John Galvin
Name: John Galvin
Title: Manager

TFC Manager, LLC

/s/ John Galvin
Name: John Galvin
Title: Manager

/s/ Rishy Reddy
RISHY REDDY